SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               AMENDMENT NO. 30
                                      TO
                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934

                          THE NOSTALGIA NETWORK, INC.
                               (Name of Issuer)


                         Common Stock, $.04 par value
                        (Title of Class of Securities)

                                  669 752107
                                (CUSIP Number)

                           Dong Moon Joo, President
                         Concept Communications, Inc.
                        650 Massachusetts Avenue, N.W.
                            Washington, D.C.  20001
                                 (202) 789-2124
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:

                              Arthur E. Cirulnick
                             Tucker, Flyer & Lewis
                           a professional corporation
                        1615 L Street, N.W., Suite 400
                         Washington, D.C.  20036-5601
                                (202) 452-8600

                                February 26, 1996
                     (Date of Event which Requires Filing
                              of this Statement)


Check the following box if a fee is being paid
with this Statement:                                        [ ]

CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Concept Communications, Inc.

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)

                                                           [  ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  14,645,432 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     0
PERSON
WITH                    9.    Sole Dispositive Power
                              14,645,432 shares

                        10.   Shared Dispositive Power
                              0

11.    Aggregate Amount Beneficially Owned by Each Reporting
Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares
                                                           [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO

CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Crown Capital Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)

                                                           [  ]

6.    Citizenship or Place of Organization

      Delaware

      NUMBER OF SHARES        7.    Sole Voting Power
      BENEFICIALLY                        0
      OWNED BY
      EACH                    8.    Shared Voting Power
      REPORTING                     14,645,432 shares
      PERSON
      WITH                    9.    Sole Dispositive Power
                                          0

                              10.   Shared Dispositive Power
                                    14,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares
                                                           [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO

CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Crown Communications Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)

                                                            [  ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  0
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     14,645,432 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              0

                        10.   Shared Dispositive Power
                              14,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares
                                                           [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO

     This Amendment No. 30 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware corporation ("Communications") and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and supplemented by adding the following:

     The funds for the $1,000,000 loan from Concept to the Issuer on February 26, 1996, made pursuant to the Revised February 1996 Debt Extension Letter were obtained by Concept from Communications, which borrowed the same amount of funds from Atlantic Video pursuant to the Communications/AVI Promissory Note and the Restated Security Agreement.

     The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds of a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4. Purpose of the Transaction.

     Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer." the following:

Certain Loans to the Issuer.

     The Revised February 1996 Debt Extension Letter, which proposed that Concept loan the Issuer $1,000,000 and extend the maturity date of $11,000,000 in outstanding loans to October 1, 1996, in exchange for the Issuer's agreement that the Security Agreement be amended to collateralize all outstanding promissory notes and all other obligations of the Issuer owing to Concept, and that interest on all outstanding loans would accrue from February 1, 1996 in the manner described in the Revised February 1996 Debt Extension Letter, was executed without change.


     Attached to the Revised February 1996 Debt Extension Letter and included as a part of Exhibit 29.2 is a proposed promissory note to be issued by the Issuer in favor of Concept in the amount of $1,000,000 payable on October 1, 1996 (hereinafter the "February 1996 Promissory Note"). The February 1996 Promissory Note was executed on the date of its delivery without change. Upon execution of the February 1996 Promissory Note, Concept loaned to the Issuer the $1,000,000 evidenced by the February 1996 Promissory Note. The executed February 1996 Promissory Note is attached hereto as Exhibit 30.0, is incorporated herein by reference, and all descriptions, characterizations or summaries of the provisions thereof contained in this Schedule 13D are qualified in their entirety by reference to such exhibit.

     On March 25, 1996, a letter (dated March 21, 1996) was delivered by Concept to Ambassador Phillip Sanchez, Chairman of the Issuer's Board of Directors, containing an offer by Concept to provide certain additional funding to the Issuer subject to the Issuer's agreement to certain terms contained in such letter (the "March 25, 1996, Letter"). Subsequent to the delivery of the March 25, 1996 Letter to the Issuer, Concept notified the Issuer of the withdrawal of its offer contained in the March 25, 1996 Letter. Concept and representatives of the Issuer continue to have discussions regarding the terms and conditions upon which Concept may agree to provide funding to meet the Issuer's cash needs for the remainder of 1996. The March 25, 1996 Letter is attached hereto as Exhibit 30.1, it is incorporated herein by reference, and all descriptions, characterizations or summaries of the provisions thereof contained in this Schedule 13D are qualified in their entirety by reference to such exhibit.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment
No. 30.



Item 7.     Items to be Filed as Exhibits

Exhibit   Description                   Page

30.0 Copy of Promissory Note dated February
     26, 1996, made by The Nostalgia Network,
     Inc. to Concept Communications, Inc. in
     the principal amount of $1,000,000.


30.1 Copy of letter dated March 21, 1996, from Concept Communications, Inc. to
     Ambassador Phillip Sanchez.

    SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  April 5, 1996


                           CONCEPT COMMUNICATIONS, INC.


                           /s/  DONG MOON JOO
                           By: Dong Moon Joo, President


                           CROWN COMMUNICATIONS CORPORATION


                           /s/  DONG MOON JOO
                           By: Dong Moon Joo, President


                           CROWN CAPITAL CORPORATION


                           /s/  DONG MOON JOO
                           By: Dong Moon Joo, President

                               EXHIBIT INDEX

Exhibit   Description                   Page


30.0 Copy of Promissory Note dated February
     26, 1996, made by The Nostalgia Network,
     Inc. to Concept Communications, Inc. in
     the principal amount of $1,000,000.


30.1 Copy of letter dated March 21, 1996, from Concept Communications, Inc. to
     Ambassador Phillip Sanchez.